

December 22, 2011

<u>Via E-mail</u>
Jack Gee
Chief Financial Officer
iShares Silver Trust
c/o BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Silver Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32863**

Dear Mr. Gee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>General</u>

1.   In future Exchange Act periodic reports, please disclose your Authorized Participants.

<u>Financial Statements</u>

<u>Income Statements, page F-4</u>

2.   Please tell us and disclose your accounting policy for recording market value reserves and their subsequent recovery. Within your response, please ensure that you tell us how your policy complies with ASC 330.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney Advisor, at 202-551-3402 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief